

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: January 12, 2005 04:08 PM Pacific Time

Incorporation Number: **BC0231573**

Recognition Date: Incorporated on April 6, 1981

NOTICE OF ARTICLES

Name of Company:

DEREK OIL & GAS CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

Delivery Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

Delivery Address:
#1710 - 1177 W HASTINGS ST
VANCOUVER BC V6E 2L3
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOSWELL, W. PATRICK

Mailing Address:	**Delivery Address:**
8043 CHARDIE RD SW CALGARY AB T2J5L7	8043 CHARDIE RD SW CALGARY AB T2J5L7

Last Name, First Name, Middle Name:
BYRD, EDWARD G.

Mailing Address:	**Delivery Address:**
6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4	6228 SUMMIT AVENUE WEST VANCOUVER BC V7W1Y4

Last Name, First Name, Middle Name:
EHRL, BARRY C.J.

Mailing Address:	**Delivery Address:**
51 9111 NO 5 ROAD RICHMOND BC V7A4N3	51 9111 NO 5 ROAD RICHMOND BC V7A4N3

Last Name, First Name, Middle Name:
LUSH, JOHN F.P.

Mailing Address:	**Delivery Address:**
PETROVAL SA 84 AVENUE LOUIS CASAI COINTRIN GENEVA SWITZERLAND CH1216	PETROVAL SA 84 AVENUE LOUIS CASAI COINTRIN GENEVA SWITZERLAND CH1216

Last Name, First Name, Middle Name:
STEVENS, ALAN H.

Mailing Address:	**Delivery Address:**
126 LA FLORICITA PISMO BEACH CA 93449 UNITED STATES	126 LA FLORICITA PISMO BEACH CA 93449 UNITED STATES

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value
			Without Special Rights or Restrictions attached

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